Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-230568

Dated April 30, 2020

Term Sheet

$500,000,000 1.625% Senior Notes due 2023

$750,000,000 2.550% Senior Notes due 2027

This pricing term sheet supplements the preliminary prospectus supplement of Fifth Third Bancorp dated April 30, 2020 relating to the prospectus of Fifth Third Bancorp dated March 28, 2019.

Issuer:	Fifth Third Bancorp

Security:	1.625% Senior Notes due 2023 2.550% Senior Notes due 2027

Expected Ratings*:	Baa1 (Moody’s) / BBB+ (S&P) / A- (Fitch) (Stable/Stable/Negative)

Currency:	USD

Size:	$500,000,000 for Senior Notes due 2023 $750,000,000 for Senior Notes due 2027

Security Type:	SEC Registered Senior Notes

Trade Date:	April 30, 2020

Settlement Date**:	May 5, 2020 (T+3)

Maturity Date:	May 5, 2023 for Senior Notes due 2023 May 5, 2027 for Senior Notes due 2027

Coupon:	1.625% for Senior Notes due 2023 2.550% for Senior Notes due 2027

Payment Frequency:	Semi-Annually

Interest Payment Dates:	May 5 and November 5 of each year, commencing November 5, 2020

Day Count Convention:	30/360

Optional Redemption:	Senior Notes due 2023: The Notes will be redeemable at Issuer’s option, in whole or in part, at any time or from time to time, on or after November 2,

2020, and prior to April 5, 2023, in each case at a redemption price, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, equal to the greater of:

•  100% of the aggregate principal amount of the Notes being redeemed on that redemption date; and

•  the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes to be redeemed matured on April 5, 2023 (not including any portion of such payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in the prospectus supplement) plus 25 basis points.

On and after the date that is 30 days prior to the maturity date, the Notes will be redeemable, in whole or in part, at any time and from time to time, at the Issuer’s option at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Senior Notes due 2027:

The Notes will be redeemable at Issuer’s option, in whole or in part, at any time or from time to time, on or after November 2, 2020, and prior to April 5, 2027, in each case at a redemption price, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, equal to the greater of:

•  100% of the aggregate principal amount of the Notes being redeemed on that redemption date; and

•  the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes to be redeemed matured on April 5, 2027 (not including any portion of such payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in the prospectus supplement) plus 35 basis points.

On and after the date that is 30 days prior to the maturity date, the Notes will be redeemable, in whole or in part, at any time and from time to time, at the Issuer’s option at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Benchmark Treasury:	0.250% US Treasury due April 15, 2023 0.625% US Treasury due March 31, 2027

Benchmark Treasury Spot and Yield:	100-00 1⁄4; 0.247% 100-20+; 0.531%

Spread to Benchmark Treasury:	+140 bps for Senior Notes due 2023 +205 bps for Senior Notes due 2027

Yield to Maturity:	1.647% for Senior Notes due 2023 2.581% for Senior Notes due 2027

Price to Public:	99.936% for Senior Notes due 2023 99.803% for Senior Notes due 2027

Proceeds (Before Expenses) to Issuer:	$499,680,000 for Senior Notes due 2023 $748,522,500 for Senior Notes due 2027

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	316773 CZ1 / US316773CZ10 for Senior Notes due 2023 316773 DA5 / US316773DA59 for Senior Notes due 2027

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Fifth Third Securities, Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Manager:	Academy Securities, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the Notes will be made against payment thereof on or about May 5, 2020, which is the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two business days before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649, Fifth Third Securities, Inc. toll free at 1-800-950-4623, J.P. Morgan Securities LLC collect at (212) 834-4533 and RBC Capital Markets, LLC toll free at 1-866-375-6829.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

3